Exhibit 99.1

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Steakholder Foods Brings Sustainable Innovation to the U.S. with 3D-Printed Plant-Based Delicacies

Steakholder Foods Introduces SHMeat and SHFish blends with Advanced 3D Food Printing Technologies after receiving approval from a highly regarded consultant for the ingredients of the SHMeat and SHFish blends in the United States market

Rehovot, Israel, April 3, 2024 – Steakholder Foods Ltd. (Nasdaq: STKH), is excited to announce its innovative SHMeat and SHFish blends, designed for 3D-printing exquisite plant-based fish and steak alternatives.

A recent feasibility report prepared by highly regarded consultant confirms the legal status of the ingredients, marking a significant step towards sustainable and ethical food choices.

The comprehensive feasibility report confirms that all ingredients used in Steakholder Foods’ SHMeat and SHFish blends are approved for use in the United States. Each ingredient has been carefully selected to ensure compliance with food safety regulations, and they have all achieved Generally Recognized as Safe (GRAS) status. This commitment to using only GRAS ingredients underscores the company’s dedication to consumer health and safety.

Introducing SHMeat and SHFish blends

The company’s flagship products, SHMeat Beef Steak blend and SHFish White Fish blend, are at the forefront of this innovation. These blends are crafted to mimic the taste and texture of traditional meat and fish, offering a guilt-free and environmentally friendly alternative for consumers.

Expanding the Plant-Based Horizon

Steakholder Foods is not stopping there. The development pipeline includes an exciting range of blends, such as:

●	SHMeat Beef Asado

●	SHMeat Beef Tenderloin

●	SHMeat Beef Flank

●	SHMeat Chicken Fillet

●	SHFish Salmon

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably.
Be a Steakholder.

Each blend is being carefully developed to ensure the highest quality and flavor, catering to a variety of culinary preferences.

Revolutionary Production Technologies

Steakholder Foods’ production machines utilize two types of 3D technologies to mimic the texture of meat and fish:

●	Drop Location in Space (DLS): Used for fish and seafood production, creating delicate textures that closely resemble those found in real seafood.

●	Fused Paste Layering (FPL): Used for meat production, ensuring that the fibrous texture of meat is accurately replicated in the plant-based products.

These machines are designed and built to work in traditional food factories, matching the same scale production of the industry and are designed according to food safety standards set by the European Hygienic Engineering & Design Group (EHEDG).

It should be noted that the company is actively working to ensure that the production process meets the requirements of FSMA and Good Manufacturing Practices (cGMPs) and any other required regulation, as recommended by the consultant.

Seeking Partnerships to Expand the Future of Food

As Steakholder Foods makes its mark in the U.S. market, we are actively seeking partnerships with like-minded companies and producers. Our goal is to collaborate with those who are already established in the plant-based meat and fish alternatives sector, as well as traditional meat and fish producers who are looking to diversify and expand their product portfolios. Together, we can lead the charge in the food industry’s evolution, offering consumers innovative, sustainable, and ethical food choices. We believe that through collaboration, we can achieve greater strides in making the future of food not only delicious but also beneficial for our planet.

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably.
Be a Steakholder.

Arik Kaufman, CEO of Steakholder Foods

“As we introduce our SHMeat and SHFish blends to the U.S. market, we stand at the cusp of a new era in food technology. Our advanced 3D printing technologies are not just a testament to innovation but also a commitment to sustainability and health. These products represent our dedication to providing consumers with food options that are not only delicious but also responsible choices for our planet. We believe that our entry into the U.S. market is a significant step towards a future where the food we eat contributes to a healthier society and a more sustainable world.”

About Steakholder Foods

At Steakholder Foods, we are not just creating food; we are shaping the future of sustainable dining. Our innovative SHMeat and SHFish blends, developed through advanced 3D food printing technologies, are pioneering a new era of culinary excellence. With our flagship products like the SHMeat Beef Steak blend and SHFish White Fish blend, we offer a symphony of taste and texture that rivals traditional meat and fish.

Our proprietary Drop Location in Space (DLS) and Fused Paste Layering (FPL) technologies are the keystones of our production, allowing us to craft plant-based alternatives with unparalleled precision and quality. These technologies enable us to produce a variety of textures and flavors, from the delicate fibrousness of a white fish fillet to the robustness of a beef steak, ensuring that every bite is as satisfying as it is responsible.

Designed to integrate into existing food production lines, our machines are built to the scale of industry demands while adhering to the strictest food safety standards, as outlined by the European Hygienic Engineering & Design Group (EHEDG). This commitment to quality and safety is at the heart of everything we do.

Steakholder Foods stands at the vanguard of food technology, committed to providing delicious, sustainable, and ethical food choices. Our products are more than just alternatives; they are a testament to our vision of a world where indulgence and sustainability go hand in hand.

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably.
Be a Steakholder.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, when the Memorandum of Understanding establishes a framework to an agreement for the collaboration. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, this includes regulations in the United States concerning the production methods of the Company (3-D Printing) which are not in place at the moment, and including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

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